Exhibit 3.1

PROPOSED AMENDMENTS TO THE AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF INTEGRATED WELLNESS ACQUISITION CORP

That Article 2.2 of the Company’s Amended and Restated Articles of Association as amended and currently in effect be deleted in its entirety and replaced with the following new article 2.2:

“2.2 Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a)	either at a premium or at par;

(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Notwithstanding the above, following an IPO and prior to a Business Combination, the Company may not issue additional Shares that would entitle the holders thereof to (a) receive funds from the Trust Account or (b) vote as a class with the Public Shares (i) on any Business Combination or on any other proposal presented to holders of Shares prior to or in connection with the completion of any Business Combination or (ii) to approve an amendment to these Articles to (x) extend the time to consummate a Business Combination beyond December 15, 2025 (or such earlier date as determined by the board of directors, in its sole discretion) or (y) amend the foregoing provisions of this Article.”

That Article 36.2 of the Company’s Amended and Restated Articles of Association as amended and currently in effect be deleted in its entirety and replaced with the following new article 36.2:

“36.2 The Company has until December 15, 2025 (or such earlier date as determined by the board of directors, in its sole discretion) (such date being referred to as the Termination Date)) to consummate a Business Combination. In the event that the Company does not consummate a Business Combination on or before the Termination Date, such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten (10) Business Days thereafter, redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of the remaining Members and directors of the Company, liquidate and dissolve the Company, subject to the Company’s obligations under the Act to provide for claims of creditors and the requirements of other Applicable Law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.”